January 6, 2020

Michael F. Petrie
Chief Executive Officer
Merchants Bancorp
11555 North Meridian Street, Suite 400
Carmel, IN 46032

       Re: Merchants Bancorp
           Registration Statement on Form S-3
           Filed December 30, 2019
           File No. 333-235744

Dear Mr. Petrie:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance